Filed pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Filing Person: Safehold Inc.
Subject Company: Safehold Inc.
Commission File Number: 001-38 122

FIXED INCOME UPDATE Q2’22 Slides excerpted from a presentation to fixed income investors. Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934 Filing Person: Safehold Inc. Subject Company: Safehold Inc. Commission File Number: 001 - 38 122

2 Forward - Looking Statements and Other Matters This presentation may contain forward - looking statements. All statements other than statements of historical fact are forward - lo oking statements. These forward - looking statements can be identified by the use of words such as “illustrative”, “representative”, “expect”, “plan”, “will”, “estimat e”, “project”, “intend”, “believe”, and other similar expressions that do not relate to historical matters. These forward - looking statements reflect the Company’s current views about future events, and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause the Company’s actual results to differ significantly from those expressed in any forward - looking statement. The Company does not guarantee that the transactions and events described will happen as describe d (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth o r c ontemplated in the forward - looking statements: (1) the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine; (2) the ability to consu mma te the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing con dit ions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin - Off, sales of assets and other factors; (3) any delay or inability of New Safehold and/or S pinCo to realize the expected benefits of the transactions; (4) changes in tax laws, regulations, rates, policies or interpretations; (5) the value of New Safehold shares to be issued in the transaction; (6) the value of SpinCo's shares and liquidity in SpinCo's shares; (7) the risk of unexpected significant transaction costs and/or unknown liabilities; (8) potential litigation relating to the proposed transactions; (9) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s r esp ective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced tra nsactions; (10) general economic and business conditions that could affect New Safehold and SpinCo following the transactions; (11) market demand for ground lease capital; (1 2) the Company’s ability to source new ground lease investments; (13) the availability of funds to complete new ground lease investments; (14) risks that the rent adjustme nt clauses in the Company's leases will not adequately keep up with changes in market value and inflation; (15) risks associated with certain tenant and industry concentrations in our portfolio; (16) conflicts of interest and other risks associated with the Company's external management structure and its relationships with iStar and other significant investors; (1 7) risks associated with using debt to fund the Company’s business activities (including changes in interest rates and/or credit spreads, the ability to source financing at rat es below the capitalization rates of our assets, and refinancing and interest rate risks); (18) risks that tenant rights in certain of our ground leases will limit or eliminate t he Owned Residual Portfolio realizations from such properties; (19) general risks affecting the real estate industry and local real estate markets (including, without limitatio n, the potential inability to enter into or renew ground leases at favorable rates, including with respect to contractual rate increases or participating rent); (20) dependence on th e c reditworthiness of our tenants and their financial condition and operating performance; and (21) competition from other ground lease investors and risks associated with our fai lur e to qualify for taxation as a REIT, as amended. Please refer to the section entitled “Risk Factors” in our Annual Report on Form 10 - K for the year ended December 31, 2021 and a ny subsequent reports filed with the Securities and Exchange Commission (SEC) for further discussion of these and other investment considerations. The Company expressly disc lai ms any responsibility to update or revise forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation also contains modeling and information relating to potential inflation, which are presented for illustrativ e p urposes only, and are not guarantees or otherwise necessarily indicative of future performance. In addition, this presentation contains certain figures, projections and calcul ati ons based in part on management’s underlying assumptions. Management believes these assumptions are reasonable; however, other reasonable assumptions could provide differ ing outputs. Important Note re COVID - 19 : Readers of this presentation are cautioned that, due to the possibility that the COVID - 19 pandemic will have a delayed adverse i mpact on our financial results, along with the uncertainty created by the pandemic, our results for the period may not be indicative of fu tur e results. Similarly, our Rent Coverage and Unrealized Capital Appreciation as of June 30, 2022 may to decline with respect to certain properties in future periods due t o t he continuing impact of the pandemic and the fact that certain metrics that we report and monitor may not reflect the full effects of the pandemic as of their dates of determi nat ion. Readers are urged to read our Quarterly Report on Form 10 - Q for the quarter ended June 30, 2022 filed with the SEC for a more fulsome discussion of our quarterly results, incl uding the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included therein.

3 Forward - Looking Statements and Other Matters Note: Please refer to the Glossary at the end of this presentation for a list of defined terms and metrics. Everything as of 6/30/2 2 u nless otherwise noted. Inflation Adjusted Yield / CPI Adjustments: Safehold Ρ originated ground leases typically include a periodic rent increase based on prior years cumulative CPI growth with the initial lookback year generally starting between lease year 11 and 21. These CPI lookbacks are generally capped between 3.0% - 3 .5% per annum compounded. In the event cumulative inflation growth for the lookback period exceeds the cap, the excess is not captured by the CPI lookback. Other fo rms of inflation capture include fair market value resets and percentage rent, typically for acquired ground leases. 83% of our portfolio as determined by cash rent has some fo rm of a CPI lookback and 95% of our portfolio as determined by cash rent has some form of inflation capture. For Inflation Adjusted Yield calculation assumes current FRED 30 - yr Breakeven Inflation Rate of 2.22% annually. (Federal Reserve Bank of St. Louis, 30 - year Breakeven Inflation Rate, retrieved from FRED, Federal Reserve Bank of St. Louis; ht tps://fred.stlouisfed.org/series/T30YIEM, August 12, 2022) Rent Coverage / Property NOI: The Company uses estimates of the stabilized Property NOI if it does not receive current tenant information or if the propert ies are under construction/in transition. These estimates are based on leasing activity at the property, third property appraisals and avai lab le market information, such as leasing activity at comparable properties in the relevant market. Additional Information and Where You Can Find It In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S - 4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Mer ger . In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares. STAR, SAFE and SpinCo also may file other documents wit h t he SEC regarding the proposed transactions. This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document wh ich STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEM ENT S TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AN D R ELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration st ate ment (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor re lations departments of STAR or SAFE at the following: This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to bu y any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification un der the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in conn ect ion with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 193 3, as amended. Participants in the Solicitation STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of prox ies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security ho ldings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and execut ive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, whi ch is filed with the SEC. A more complete description will be included in the registration statement on Form S - 4, the joint proxy statement/prospectus and the Form 10 registration st atement. iStar, Inc . 1114 Avenue of the Americas 39 th Floor New York, NY 10036 Attention : Investor Relations Safehold, Inc . 1114 Avenue of the Americas 39 th Floor New York, NY 10036 Attention : Investor Relations

4 Credit Momentum via Transformative Transaction The Combined Company, which will continue operating under the name Safehold, will: x Be internally managed, employ the same dedicated management team and control all intellectual property associated with its modern ground lease business x Capture economies of scale through material go - forward cost savings x Enhance its access to debt and equity capital via increased float, diversified shareholder base (2) , improved governance (3) , credit ratings momentum / path to potentially becoming an A - rated borrower Note: Please refer to our SEC filings and page 3 of this Presentation for additional information on this transaction. (1) Conditioned on merger closing. (2) Including a strategic investor in MSD Partners investing $200 million into Safehold’s equity. (3) Voting power widely distributed and expands the number of independent board members. Safehold (SAFE) will: 1. Internalize and as part of transaction assume $100m of STAR debt due 2035 and effectively issue ~$50m of new SAFE shares to STAR 2. Acquire STAR’s interest in its two ground lease ecosystem funds 3. Implement transitional arrangements with SpinCo iStar (STAR) will: Safehold and iStar have agreed to combine to create the only self - managed, pure - play ground lease company in the public markets. On announcement of transaction, Moody’s upgraded Safehold’s outlook to Positive (affirmed Baa1). 1. Retire liabilities and preferred equity and settle long - term incentive compensation plans with SAFE shares (alignment) 2. Spin off remaining real estate assets and a portion of SAFE shares in SpinCo 3. Continue to own stake in SAFE + separate SpinCo